

July 8, 2011

<u>Via E-mail</u>
Mr. Mingli Yao
Chief Executive Officer
Tongli Pharmaceuticals (USA), Inc.
14 Wall Street, 20th Floor
New York, NY 10005

Re: Tongli Pharmaceuticals (USA), Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed June 30, 2010
Form 10-Q for Quarterly Period Ended September 30, 2010
Filed November 15, 2010
Form 10-Q for Quarterly Period Ended December 31, 2010
Filed February 15, 2011
File No. 000-52954

Dear Mr. Yao:

We have reviewed your June 28, 2011 response to our June 21, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

<u>Form 10-K for the Year Ended March 31, 2010</u>

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>Note 2. Summary of Significant Accounting Policies, page F-7</u>
<u>Contract Deposit, page F-14</u>

1. We acknowledge your response to comment two. Your response indicates that the refund provision, that you believe Tonghua has an obligation to make if SFDA approval is not obtained for Nafarelin, is a binding agreement. You have not provided persuasive evidence that you have a contractual right to a refund. Further, it appears that realization of installment payments made under the Tonghua Agreement depends solely on the results of the research and development having future economic benefit. Therefore, tell

us why your $1.6 million payment and any future installment payments made under the Tonghua Agreement should not be considered an advance that should be charged to research and development expense consistent with ASC 730-20-25-11.

10. Taxes, page F-16

2. We acknowledge your response to comment four which provides a breakdown of the $1,559,517 of expenses you have attributed to your U.S. public company which resulted in $776,573 of U.S. NOLs at March 31, 2010. Please address the following:

- Of the $1,559,517 of expenses allocated to the U.S. public company, your response states that $1,189,708 relates to stock based compensation. You disclose on page F-15 that you issued 1,169,093 shares to 46 employees valued at $1,180,784. Tell us why the entire amount of stock based compensation is an expense to U.S operations when you disclose that all of your operations are in China;

- Your response indicates you have a New York office and U.S. based employees. Tell us how many U.S. based employees you have, how many of the 1,169,093 shares were issued to U.S based employees and to the extent they are executives, why these shares are not listed in Item 11 for executive compensation; and

- To the extent any of the 1,169,093 shares were issued to China-based employees, tell us how you determined it was appropriate to allocate the value of these shares to your U.S. public company which resulted in significant U.S. NOLs.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant